

07004648

BD 3/16

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR - 1 2007 PROCESSING WASH., D.C. SECTION

| SEC FILE NUMBER |
|---|
| 8- 43007 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USF Securities, LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sugar Creek Center Blvd Suite 1075
(No. and Street)

Sugar Land (City) TX (State) 77478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper and Pearson Company, P.C
(Name – *if individual, state last, first, middle name*)

One Riverway Suite 1000 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/19

## OATH OR AFFIRMATION

I, Cynthia Burnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USF Securities L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cynthia Burnette
Signature

CFO/FINOP
Title



TRACEY KRAMER
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
JULY 21, 2007


Tracey Kramer
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3**

February 23, 2007

The Partners
USF Securities, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of USF Securities, L.P. (the Partnership), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas

USF SECURITIES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

## CONTENTS



**HARPER & PEARSON**
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

The Partners
USF Securities, L.P.
Houston, Texas

We have audited the accompanying balance sheet of USF Securities, L.P. (formerly U.S. Fiduciary Securities, Inc.) as of December 31, 2006, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USF Securities, L.P. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 23, 2007



One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 164,474 |
| Deposits with clearing agent (cash equivalents) | 100,000 |
| Receivable from customer | 123,395 |
| Receivables from related parties | 37,158 |
| Receivables from employees | 25,221 |
| Prepaid expenses | 4,525 |
| TOTAL ASSETS | $ 454,773 |

## LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 42,864 |
| Payable to related parties | 22,236 |
| Commissions payable | 80,075 |
| TOTAL LIABILITIES | 145,175 |
| PARTNERS' CAPITAL | 309,598 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ 454,773 |

The accompanying notes are an integral part of the financial statements.

**USF SECURITIES, L.P.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | |
|---|---|
| REVENUES | |
| Commissions | $ 665,470 |
| Less: Commissions to carrying broker | 497,272 |
| Net commission income | 168,198 |
| Interest and other income | 17,607 |
| TOTAL REVENUES | 185,805 |
| EXPENSES | |
| Salaries and benefits | 107,288 |
| Other operating expenses | 176,394 |
| TOTAL EXPENSES | 283,682 |
| NET LOSS | $ (97,877) |

The accompanying notes are an integral part of the financial statements.

**USF SECURITIES, L.P.**
**STATEMENT OF CHANGES IN PARTNERS' CAPITAL**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | Limited Partner U.S. Fiduciary, L.P. | General Partner USF GP, LLC | Total |
|---|---|---|---|
| Balance, December 31, 2005 | $ 207,453 | $ 21 | $ 207,474 |
| Contributions | 198,000 | 2,000 | 200,000 |
| Net Loss | (96,898) | (979) | (97,877) |
| Balance, December 31, 2006 | $ 308,555 | $ 1,042 | $ 309,598 |

The accompanying notes are an integral part of the financial statements.

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (97,877) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Changes in operating assets and liabilities | |
| Receivable from customer | (123,395) |
| Receivable from carrying broker | 8,015 |
| Receivable from related parties | (9,809) |
| Receivable from employees | (17,729) |
| Income tax receivable | 47,694 |
| Prepaid expenses | 1,104 |
| Accounts payable | 2,052 |
| Payable to related parties | 19,799 |
| Commissions payable | 38,023 |
| Net cash used by operating activities | (132,123) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Capital contributions | 200,000 |
| Net cash provided by financing activities | 200,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 67,877 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 96,597 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 164,474 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Cash paid during the year for interest | $ 8,806 |

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Effective December 31, 2003, U.S. Fiduciary, L.P. purchased Post Oak Capital Advisors, Inc., and began operating as U.S. Fiduciary Securities, Inc. (The Company). In May 2005 the Company was converted into a limited partnership and changed its name to USF Securities, L.P. (The Partnership).

Nature of Operations – The Partnership operates as an introducing broker/dealer of securities. It acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Cash Flow Statement – For purposes of the statement of cash flows, the Partnership has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Partnership contracts with a clearing agent for all the securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Partnership does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from carrying broker represents the Partnership's share of commissions for transactions conducted through the clearing agent.

Income Tax –The Partnership's income, losses, and tax credits will be included in the individual income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CLEARING BROKER CONTRACT

The Partnership has entered into an agreement for securities clearance services with National Financial Services LLC (NFS). NFS carries and clears the Partnership's customers' margin and cash accounts on a fully disclosed basis.

Under the agreement, the Partnership assumes responsibility for keeping customers' accounts in compliance with various securities laws and requirements. However, NFS assumes responsibility for monitoring the Partnership's accounts for compliance.

Other requirements of the agreement are that the Partnership maintain net capital of not less than $100,000 and be a member in good standing of the NASD. NFS also has a lien and security interest in all of the Partnership's property for the repayment of any obligations to NFS. In addition, the Partnership has on deposit with NFS $100,000 to secure its clearing fee liability. The Partnership owed NFS $17,423 in clearing fees at December 31, 2006.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Partnership must maintain at all times a minimum net capital which consists of the greater $50,000 or 6 2/3% of aggregate indebtedness; the Partnership's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Partnership's actual capital compared with required capital amounts, and the aggregate indebtedness to net capital ratio as of December 31, 2006.

| | |
|---|---|
| Net Capital - Actual (Schedule I) | $ 213,456 |
| Net Capital - Required (Schedule I) | 50,000 |
| Excess Net Capital | $ 163,456 |
| Aggregate Indebtedness to Net Capital | .47 to 1 |

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities at December 31, 2006.

NOTE E PARTNERSHIP AGREEMENT

The Partnership was formed May 1, 2005. The general partner of the Partnership is USF GP, LLC, and the limited partner is U. S. Fiduciary, L.P.

The general partner has an ownership interest of .01% and the limited partner has a 99.99% interest.

NOTE F RELATED PARTY TRANSACTIONS

The Partnership provides certain services to subsidiaries owned by the limited partner. At December 31, 2006 the Partnership was owed $37,158 for services provided to affiliates. The Partnership charged affiliates $233,388 in service fees in 2006. In addition, the Partnership owed affiliates $22,236 for services provided to the Partnership. Affiliates charged the Partnership $271,117 in 2006.

NOTE G CREDIT RISK

Credit Risk – The Partnership's credit risk results primarily from cash deposits and accounts receivable. The Partnership maintains cash in a deposit account, which at times exceed federally insured limits. It is the Partnership's practice to utilize high net worth institutions to minimize its credit risk. In addition an allowance for doubtful accounts is established on accounts receivable as needed based upon factors surrounding the credit risk of specific customers, historical trends, and other information. At December 31, 2006, in management's opinion no allowance was required.

The Partnership is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Partnership's policy to review the credit standing of each counter party.

NOTE H SUBSEQUENT EVENT

The parent company of the Partnership, U.S. Fiduciary, L.P. (USF), entered into a loan and security agreement with a financial institution in 2005 which provides that USF shall cause the Partnership, as part of the collateral of the loan and security agreement, to do all things necessary to preserve such collateral in favor of the loan and security agreement. On February 15, 2007, USF defaulted on the loan and security agreement. The lender has indicated its intention not to foreclose on the loan and security agreement, but such lender retains all of its rights under the agreement.

**USF SECURITIES, L.P.**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2006**

| | |
|---|---|
| TOTAL PARTNERS' CAPITAL | $ 309,598 |
| LESS NONALLOWABLE ASSETS | |
| Receivables | (71,654) |
| Other deductions | (4,525) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS AND EXCESS FIDELITY BOND DEDUCTIBLE | 233,419 |
| HAIRCUTS ON DEPOSITS | (963) |
| EXCESS FIDELITY BOND DEDUCTIBLE | (19,000) |
| NET CAPITAL | 213,456 |
| MINIMUM NET CAPITAL - GREATER OF: | |
| 6 2/3% aggregate indebtedness | |
| Minimum dollar requirements of $50,000 | 50,000 |
| EXCESS OF NET CAPITAL | $ 163,456 |

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2006)

| | |
|---|---|
| NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report | $ 213,456 |
| NET CAPITAL PER ABOVE | $ 213,456 |

See independent auditor's report.

**USF SECURITIES, L.P.**
**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2006**

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

END

See independent auditor's report.